Exhibit 23

                          Independent Auditors' Consent


The Compensation Committee of
    First Niagara Bank:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the First Niagara Bank 401(k) Plan, of our independent auditors' report dated June 5, 2001, relating to the statements of net assets available for plan benefits of First Niagara Bank 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held for investment purposes as of December 31, 2000, which report is included in the Form 11-K of the First Niagara Bank 401(k) Plan.


                                                         /s/ KPMG LLP

June 27, 2001
Buffalo, New York